VIA EDGAR

September 23, 2009

Jeffery P. Reidler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, D.C.  20549

Re:    Assured Guaranty Ltd.

Form 10-K for Fiscal Year Ended December 31, 2008

DEF 14A filed March 25, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 001-32141

Dear Mr. Reidler:

Thank you for your letter dated September 17, 2009 in reference to our August 13, 2009 response to the letter dated July 22, 2009, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2008, DEF 14A filed March 25, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 for Assured Guaranty Ltd. (“Assured” or the “Company”).

We appreciate the effort that went into the Staff’s comments. We have provided our response to the comment you raised in your September 17, 2009 letter, which we have reproduced in italicized text. Our response follows such comment.

DEF 14A filed March 25, 2009

Individual Compensation Analysis, page 40

1.              We note your response to our prior comment 8 and the following statements in your proposed disclosure:  In the first paragraph you state that “there are no specific weightings assigned to any of the financial or non-financial performance measures.”  In the second paragraph you state that the “direct and reinsurance PVP was 94% of the respective performance measures.”  Please reconcile these statements.  If specific weightings are assigned to any of the financial or non-financial performance measures, please provide us with proposed disclosure to be included in your next proxy statement indicating the weighting for each.

Company Response

The reference in our August 13, 2009 response letter to direct and reinsurance PVP being 94% of the respective performance measures was intended to refer to actual results for both direct and reinsurance PVP for 2008 achieving 94% of the amounts targeted for those two performance measures for 2008.  That sentence was not intended to suggest that PVP performance represented any designated proportion of the total performance measures that the Compensation Committee took into account in establishing individual compensation.  The disclosure had been intended to convey that while the Compensation Committee took into account the 2008 RMBS losses which directly affected five out of the eight financial performance measures for 2008, it also considered performance measures that were not directly impacted by such losses and which were substantially met. To clarify this, we have revised the draft disclosure for the individual compensation analysis for Dominic J. Frederico that we submitted with our August 13, 2009 response letter to demonstrate what the applicable disclosure would look like if the facts and circumstances associated with 2009 executive compensation were the same as the facts and circumstances associated with 2008 executive compensation that were reported in our proxy statement filed on March 25, 2009.  Such revised disclosure as of March 25, 2009 would read as follows:

Dominic J. Frederico—The Compensation Committee noted the substantially higher than expected RMBS losses in 2008, which caused a shortfall in most of the Company’s financial performance measures.  The Compensation Committee also took into account the three financial measures—expense ratio, direct PVP and reinsurance PVP—that were not directly impacted by the Company’s 2008 RMBS losses.  Despite difficult market conditions,  the Company’s actual expense ratio for 2008 was better than the targeted expense ratio and actual direct and reinsurance PVP for 2008 each achieved 94% of the respective targets for 2008 for such performance measures. Mr. Frederico provided strong strategy and leadership by executing the CIFG and FSA transactions in 2008. In addition, despite the Moody’s downgrade, at the end of 2008 the Company was the only traditional financial guaranty company with stable financial ratings and actively writing business. As a result, the Compensation Committee believes Mr. Frederico achieved his enterprise risk goal for 2008. The Compensation Committee noted that the management team was stable in 2008 and that the FSA transaction may add additional management talent to the Company. As a result, the Compensation Committee believes that Mr. Frederico achieved his management development and succession planning goal for 2008. Mr. Frederico’s cash bonus for 2008 decreased approximately 37% from 2007 and his long-term incentive awards decreased by approximately 22%. Mr. Frederico’s total direct compensation (salary and variable compensation) for 2008 would be the second highest if compared to the 2007 total direct compensation of his comparable position at the peer group. Mr. Frederico’s salary is unchanged for 2009.”

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In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact James Michener, General Counsel, at (441) 278-6679 if you have any questions regarding our response to your comments.

Sincerely,

/s/ Robert B. Mills

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.